Exhibit 10.37

March 30, 2005

Dr. Richard J. Northing

Intraware, Inc.

25 Orinda Way

Orinda, CA 94563

Dear Richard:

We are delighted to promote you to the position of Intraware’s Executive Vice President and Chief Operating Officer.  This letter documents certain aspects of your compensation as EVP/COO, per our recent discussions.

1.               Base Salary.  Your base salary will be $200,000 per annum.

2.               Employee Retention Bonus.  In consideration for your decision to remain at Intraware and accept the position of EVP/COO, Intraware will pay you an employee retention bonus of $10,000 within 30 days after your signature of this letter.

3.               Customer Retention Bonus.  If, on February 28, 2006, Intraware’s total annual contract value for its SubscribeNet customers that were Intraware SubscribeNet customers on February 28, 2005 (i.e., excluding customers acquired after February 28, 2005), is at least [*], Intraware will pay you a bonus of $10,000, payable within 30 days after Intraware publicly releases its earnings for its 2006 fiscal year.

4.               Termination Other Than For Cause.

a.               Severance Termination.  If your employment with Intraware as Chief Operating Officer terminates as a result of an Involuntary Termination (as defined below) other than for Cause (as defined below), then, subject to Section 3(d) below, you will be entitled to the following:

i.                  Cash Payment.  You shall receive a cash payment in an amount equal to fifty percent (50%) of your then-current annual base salary, plus 50% of your annualized commissions (annualized commissions shall be determined by reference to the commissions earned by you under your sales commission plan with Intraware for the six months preceding the Termination Date or the period such plan has been in effect, which ever is shorter), plus a pro rata payment of the current fiscal year bonus award based on your target bonus amount.  Any such payment to which you are entitled will be paid by Intraware to you within 30 days after the Termination Date (as defined below), subject to withholding of applicable income and employment taxes.

ii.               Option Accelerated Vesting.  You shall receive vesting of all of your outstanding stock options to the extent of the shares that would have become vested and exercisable upon December 31 of the year following the year in which the Termination Date falls (but, in no event, shall any option become vested and exercisable as to more than one hundred percent (100%) of the shares subject to

*      Denotes material has been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission (“SEC”).  This material has been filed separately with the SEC.

such option).  The vested portion of your options (including the portion of such options which becomes vested pursuant to this Section) shall remain exercisable for such period of time as is prescribed in the respective stock option agreements.

b.              Voluntary Resignation; Termination For Cause; Disability; Death.  You will not be entitled to receive severance if your employment terminates by reason of your voluntary resignation (and is not an Involuntary Termination), or your employment is terminated for Cause, or Intraware terminates your employment as a result of your Disability (as defined below), or your employment is terminated due to your death, or by reason of any termination or other action of Intraware after you have voluntarily changed your position at Intraware from Chief Operating Officer to a different position.

c.               Attorney Fees, Costs and Expenses.  Intraware will reimburse you for reasonable attorney fees, costs and expenses incurred by you in connection with any action brought by you to enforce your rights hereunder, provided such action is not decided in favor of Intraware.

d.              Limitation on Payments.

i.                  In the event that the severance provided for in this Section 3 (i) constitutes a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this Section 3(d), would be subject to the excise tax imposed by Section 4999 of the Code, then your severance under Section 3(a) shall be either

(A)                              delivered in full, or

(B)                                delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code,

whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of severance, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code.  Any taxes due under Section 4999 shall be your responsibility.

ii.               Unless Intraware and you otherwise agree in writing, any determination required under this Section 3(d) shall be made in writing by Intraware’s accountants, whose determination shall be conclusive and binding upon the you and Intraware for all purposes.  For purposes of making the calculations required by this Section 3(d), Intraware’s accountants may, after taking into account the information provided by you, make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the

Code.  Intraware and you shall furnish to Intraware’s accountants such information and documents as the accountants may reasonably request in order to make a determination under this Section.  Intraware shall bear all costs the accountants may reasonably incur in connection with any calculations contemplated by this Section 3(d)(iii).

e.               Definition of Terms.  The following terms referred to in this Section 3 shall have the following meanings:

i.                  Cause.  “Cause” shall mean (A) any act of personal dishonesty taken by you in connection with your responsibilities as an employee and intended to result in your substantial personal enrichment, (B) the conviction of a felony, (C) a willful act by you that constitutes gross misconduct and that is injurious to Intraware, or (D) for a period of not less than thirty (30) days following delivery to you of a written demand for performance from Intraware that describes the basis for Intraware’s belief that you have not substantially performed your duties, continued violations by you of your obligations to Intraware that are demonstrably willful and deliberate on your part.  Any dismissal for cause in accordance with Subsection (D) of this Section 3(e) must be approved by Intraware’s Board of Directors prior to the dismissal date.

ii.               Disability.  “Disability” shall mean that you have been unable to perform your Intraware duties as the result of your incapacity due to physical or mental illness, and such inability, at least twenty-six (26) weeks after its commencement, is determined to be total and permanent by a physician selected by Intraware or its insurers and acceptable to you or your legal representative (such agreement as to acceptability not to be unreasonably withheld).  Termination resulting from Disability may only be effected after at least thirty (30) days’ written notice by Intraware of its intention to terminate your employment.  In the event that you resume the performance of substantially all of your duties hereunder before the termination of your employment becomes effective, the notice of intent to terminate shall automatically be deemed to have been revoked.

iii.            Involuntary Termination.  “Involuntary Termination” shall mean (i) without your express written consent, the significant reduction of your duties, authority or responsibilities, relative to your duties, authority or responsibilities as in effect immediately prior to such reduction, or the assignment to you of such reduced duties, authority or responsibilities; (ii) without your express written consent, a substantial reduction, without good business reasons, of the facilities and perquisites (including office space and location) available to you immediately prior to such reduction; (iii) a reduction by Intraware in your base salary or target bonus as in effect immediately prior to such reduction; (iv) a material reduction by Intraware in the kind or level of employee benefits, including bonuses, to which you were entitled immediately prior to such reduction with the result that your overall benefits package is significantly reduced; (v) your relocation to a facility or a location more than twenty-five (25) miles from your present location, without your express written consent; (vi) any purported termination of your employment by Intraware that is not effected for Disability or for Cause, or any purported termination for which the grounds relied upon are not valid; (vii) the failure of Intraware to obtain the assumption of this Section 3 by any successors contemplated in Section f(i) below; or (viii) any act or set of facts or circumstances that would, under California case law or statute, constitute a constructive termination of your employment.

iv.           Termination Date.  “Termination Date” shall mean (i) if your employment is terminated by Intraware for Disability, 30 days after notice of termination is given to you (provided that you shall not have returned to the performance of your duties on a full-time basis during such 30-day period), (ii) if your employment is terminated by Intraware for any other reason, the date on which a notice of termination is given, provided that if within 30 days after Intraware gives you notice of termination, you notify Intraware that a dispute exists concerning the termination or severance payments due pursuant to this Section 3, then the Termination Date shall be the date on which such dispute is finally determined, either by mutual written agreement of the parties, or a by final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected), or (iii) if your employment is terminated by you, the date on you deliver the notice of termination to Intraware.

f.                 Successors.

i.                  Intraware’s Successors.  Subject to Section 3(g) below, any successor to Intraware (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of Intraware’s business and/or assets shall assume the obligations under this Section 3 and agree expressly to perform the obligations under this Section 3 in the same manner and to the same extent as Intraware would be required to perform such obligations in the absence of a succession.  For all purposes under this Section 3, the term “Intraware” shall include any successor to Intraware’s business and/or assets which executes and delivers the assumption agreement described in this Section 3(f)(i) or which becomes bound by the terms of this Section 3 by operation of law.

ii.               Your Successors.  The terms of this Section 3 and all your rights hereunder shall inure to the benefit of, and be enforceable by, your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

g.              Change of Control.  In the event you become entitled to benefits under the Change of Control Severance Agreement dated May 5, 2004, between you and Intraware, you will not be entitled to benefits under this Section 3.

h.              Notice.

i.                  General.  Notices and all other communications contemplated by this Section 3 shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid.  In your case, mailed notices shall be addressed to you at the home address which you most recently communicated to Intraware in writing.  In the case of Intraware, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its General Counsel.

ii.               Notice of Termination.  Any termination by Intraware for Cause or by you as a result of a voluntary resignation or an Involuntary Termination shall be communicated by a notice of termination to the other party hereto given in accordance with Section 3(h)(i).  Such notice shall indicate the specific termination provision in this Section 3 relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the termination date (which shall be not more than 30 days after the giving of such notice).  Your failure to include in the notice any fact or circumstance which contributes to a showing of Involuntary Termination shall not waive any right you have hereunder or preclude you from asserting such fact or circumstance in enforcing your rights hereunder

i.                  No Duty to Mitigate.  You shall not be required to mitigate the amount of any payment contemplated by this Section 3, nor shall any such payment be reduced by any earnings that you may receive from any other source.

j.                  Waiver.  No provision of this Section 3 shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by you and by an authorized officer of Intraware (other than you).  No waiver by either party of any breach of, or of compliance with, any condition or provision of this Section 3 by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

5.               Whole Agreement. This letter represents the entire understanding of the parties hereto with respect to the aspects of your compensation discussed herein, and supersedes all prior arrangements and understandings regarding same. No agreements, representations or understandings (whether oral or written and whether express or implied) which are not expressly set forth in this Section 3 have been made or entered into by either party with respect to such aspects of your compensation.

Very truly yours,

/s/ PETER H. JACKSON

Peter H. Jackson
Chairman, Chief Executive Officer and President

Accepted and Agreed:

/s/ RICHARD J. NORTHING
Richard J. Northing